Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

General Motors Financial Company, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to be Paid	Debt	5.000% Senior Notes due 2027	457(r)	$500,000,000	99.951%	$499,755,000	0.0001531	$76,512.50

Fees to be Paid	Debt	5.450% Senior Notes due 2030	457(r)	$1,000,000,000	99.896%	$998,960,000	0.0001531	$152,940.78

Fees to be Paid	Debt	6.150% Senior Notes due 2035	457(r)	$750,000,000	99.986%	$749,895,000	0.0001531	$114,808.93

Fees Previously Paid				—	—	—		—

		Total Offering Amounts				$2,248,610,000		$344,262.21

		Total Fees Previously Paid				—		—

		Total Fee Offsets				—		—

		Net Fee Due						$344,262.21